STATEMENT OF INVESTMENTS

Dreyfus Tax Exempt Cash Management

April 30, 2008 (Unaudited)

Short-Term Investments--100.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.3%				
Greater Montgomery Educational Building Authority, Educational Facility Revenue (Huntingdon College Project) (LOC; Regions Bank)	2.43	5/7/08	16,116,000 a	16,116,000
Jefferson County, Sewer Revenue Capital Improvement Warrants	5.75	2/1/09	7,500,000 b	7,821,063
Jefferson County Public Park and Recreation Board, Revenue (YMCA of Birmingham Project) (LOC; Amsouth Bank)	2.68	5/1/08	1,965,000 a	1,965,000
Lower Alabama Gas District, Gas Supply Revenue (Liquidity Facility; Societe Generale)	2.35	5/7/08	30,000,000 a	30,000,000
Prattville Educational Building Authority, Revenue (Prattville Christian Academy, Inc. Project) (LOC; Regions Bank)	2.47	5/7/08	5,000,000 a	5,000,000
University of Alabama Board of Trustees, General Revenue (University of Alabama) (Insured; MBIA and Liquidity Facility; Southtrust Bank)	3.50	5/7/08	6,435,000 a	6,435,000
Arizona--3.3%				
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; BNP Paribas and LOC; BNP Paribas)	2.46	5/7/08	12,495,000 a,c	12,495,000
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.42	5/7/08	9,620,000 a,c	9,620,000
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.46	5/7/08	14,320,000 a,c	14,320,000
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	2.42	5/7/08	18,300,000 a	18,300,000

Arizona School District, COP (TAN Financing Program)	4.50	7/30/08	16,500,000	16,533,773
Maricopa County, HR, Refunding (Sun Health Corporation) (LOC; ABN-AMRO)	2.48	5/7/08	21,455,000 a	21,455,000
Puttable Floating Option Tax Exempt Receipts (Phoenix Civic Improvement Corporation, Junior Lien Water System Revenue) (Insured; MBIA and Liquidity Facility; Merrill Lynch Capital Services)	2.49	5/7/08	20,430,000 a,c	20,430,000
Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank and Wells Fargo Bank)	1.15	7/8/08	25,000,000	25,000,000
Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank and Wells Fargo Bank)	2.07	7/9/08	35,000,000	35,000,000

Arkansas--1.1%

Benton County Public Facilities Board, College Parking Facility Revenue (NorthWest Arkansas Community College Project) (LOC; Regions Bank)	2.45	5/7/08	8,150,000 a	8,150,000
North Little Rock Health Facilities Board, Healthcare Revenue (Baptist Health) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.50	5/7/08	49,000,000 a	49,000,000

California--.3%

California, RAN	4.00	6/30/08	15,000,000	15,015,211

Colorado--1.9%

Avon Urban Renewal Authority, Tax Increment Renewal Revenue (Town Center West Area Urban Renewal Project) (LOC; DEPFA Bank PLC)	2.35	5/7/08	5,000,000 a	5,000,000
Centerra Metropolitan District, Improvement Revenue, Refunding (LOC; Compass Bank)	2.65	5/7/08	12,000,000 a	12,000,000
Colorado Housing and Finance Authority, SFMR (Liquidity				

Facility; Dexia Credit Locale)	2.70	5/7/08	27,955,000 a	27,955,000
RBC Municipal Products Inc. Trust (Meridian Village Metropolitan District Number One, Improvement Revenue) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	2.51	5/7/08	17,600,000 a,c	17,600,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	2.50	5/7/08	26,000,000 a	26,000,000
Southglenn Metropolitan District, Special Revenue (LOC; BNP Paribas)	2.48	5/7/08	8,000,000 a	8,000,000
Delaware--.4%				
Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	2.70	5/7/08	12,700,000 a	12,700,000
Delaware Economic Development Authority, Revenue (Connections CSP Project) (LOC; Mercantile-Safe Deposit and Trust Company)	2.45	5/7/08	6,940,000 a	6,940,000
District of Columbia--1.8%				
Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	2.72	5/7/08	80,000,000 a,c	80,000,000
District of Columbia, Revenue, Refunding (American Association of Homes and Services for the Aging, Inc. Issue) (LOC; Unicredito Italiano SPA)	2.49	5/7/08	11,090,000 a	11,090,000
Florida--7.1%				
ABN-AMRO Munitops Certificates Trust (Port Saint Lucie, Utility System Revenue) (Insured; MBIA and LOC; ABN-AMRO)	3.23	5/1/08	3,500,000 a	3,500,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	1.65	6/13/08	25,000,000	25,000,000
Capital Trust Agency, MFHR (Brittany Bay Apartments - Waterman's Crossing) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.67	5/7/08	23,350,000 a,c	23,350,000
Collier County Health Facilities				

Authority, Health Facility Revenue (The Moorings, Inc. Project) (LOC; Wachovia Bank)	2.45	5/7/08	15,000,000 a	15,000,000
Florida, State Board of Education, Public Education Capital Outlay, GO Notes (LOC; Citibank NA)	2.43	5/1/08	5,930,000 a	5,930,000
Florida Higher Educational Facilities Financing Authority, Revenue (Jacksonville University Project) (LOC; Regions Bank)	2.40	5/7/08	7,000,000 a	7,000,000
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	15,500,000	15,531,292
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	2.55	5/7/08	18,500,000 a	18,500,000
Hillsborough County, Capital Improvement Program Revenue, CP (LOC; State Street Bank and Trust Co.)	1.43	8/7/08	17,002,000	17,002,000
Hillsborough County, Community Investment Tax Revenue (Insured; AMBAC)	5.00	11/1/08	7,135,000	7,189,374
Jacksonville Electric Authority, Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	0.95	5/5/08	20,000,000	20,000,000
JEA, Water and Sewer System Subordinated Revenue (Liquidity Facility; State Street Corporation)	2.56	5/7/08	10,200,000 a	10,200,000
Marion County Hospital District, Health System Improvement Revenue (Munroe Regional Health System) (LOC; Amsouth Bank)	2.60	5/7/08	7,060,000 a	7,060,000
Martin County, PCR, Refunding (Florida Power and Light Company Project)	2.85	5/1/08	12,500,000 a	12,500,000
Miami-Dade County, Water and Sewer System Revenue, Refunding (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.45	5/7/08	14,100,000 a	14,100,000
Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank)	1.98	6/12/08	22,200,000	22,200,000
Orange County Housing Finance Authority, MFHR, Refunding (Heather Glen Apartments) (Insured; FNMA and Liquidity Facility; FNMA)	2.47	5/7/08	1,800,000 a	1,800,000

Palm Beach County School District, GO Notes, TAN	4.00	9/24/08	26,000,000	26,057,103

Port Orange,
    Revenue (Palmer College of
    Chiropractic Florida Project)
    (LOC; ABN-AMRO)
	2.45	5/7/08	4,280,000 a	4,280,000

Port Saint Lucie,
    Utility System Revenue
    (Insured; MBIA and Liquidity
    Facility; Royal Bank of Canada)
	4.75	5/7/08	22,265,000 a	22,265,000

Sunshine State Governmental
    Financing Commission, Revenue,
    CP (Liquidity Facility; DEPFA
    Bank PLC)
	0.95	5/5/08	19,383,000	19,383,000

Sunshine State Governmental
    Financing Commission, Revenue,
    CP (Liquidity Facility; DEPFA
    Bank PLC)
	1.45	6/4/08	15,438,000	15,438,000

Sunshine State Governmental
    Financing Commission, Revenue,
    CP (Liquidity Facility; DEPFA
    Bank PLC)
	2.58	6/11/08	29,890,000	29,890,000

Sunshine State Governmental
    Financing Commission, Revenue,
    CP (Liquidity Facility;
    JPMorgan Chase Bank)
	2.70	5/9/08	10,000,000	10,000,000

Tampa,
    Educational Facilities Revenue
    (Trinity School for Children
    Project) (LOC; Regions Bank)
	2.46	5/7/08	4,775,000 a	4,775,000

University of South Florida,
    COP (University of South
    Florida Financing Corporation
    Master Lease Program) (LOC;
    Wachovia Bank)
	2.55	5/7/08	11,500,000 a	11,500,000

Georgia--5.3%				

Atlanta,
    Airport General Revenue,
    Refunding (Hartsfield
    International Airport)
    (Insured; MBIA and Liquidity
    Facility; Bayerische
    Landesbank)
	3.20	5/7/08	65,330,000 a	65,330,000

Burke County Development
    Authority, PCR, CP (Oglethorpe
    Power Corporation) (Liquidity
    Facility; Bank of America)
	3.90	5/8/08	25,000,000	25,000,000

Burke County Development
    Authority, PCR, CP (Oglethorpe
    Power Corporation) (Liquidity
    Facility; Rabobank Nederland)
	5.25	5/20/08	27,750,000	27,750,000

Burke County Development Authority, PCR, CP (Oglethorpe				

Power Corporation) (Liquidity Facility; Rabobank Nederland)	5.25	5/20/08	24,700,000	24,700,000
Fulton County Housing Authority, MFHR (Insured; FHMLC and Liquidity Facility; FHLMC)	2.67	5/7/08	25,365,000 a,c	25,365,000
Georgia, GO Notes	7.25	7/1/08	6,470,000	6,537,895
Georgia Ports Authority, Revenue (Garden City Terminal Project) (LOC; SunTrust Bank)	2.70	5/7/08	12,000,000 a	12,000,000
Medical Center Hospital Authority, Revenue (Doctor's Community Hospital) (Liquidity Facility; Citibank NA and LOC; Citibank NA)	2.51	5/7/08	16,000,000 a,c	16,000,000
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue, CP (LOC; Dexia Credit Locale)	2.70	5/8/08	15,000,000	15,000,000
Monroe County Development Authority, PCR, CP (Oglethorpe Power Corporation) (Liquidity Facility; Rabobank Nederland)	5.25	5/20/08	5,000,000	5,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	1.45	7/9/08	25,420,000	25,420,000
Private Colleges and Universities Authority, CP (Emory University Project)	1.35	5/14/08	15,500,000	15,500,000
Private Colleges and Universities Authority, CP (Emory University Project)	1.35	5/15/08	3,750,000	3,750,000
Private Colleges and Universities Authority, CP (Emory University Project)	1.40	5/15/08	6,000,000	6,000,000

Idaho--.1%

Idaho Housing and Finance Association, Nonprofit Facilities Revenue (Albertson College of Idaho Project) (LOC; Key Bank)	2.45	5/7/08	3,885,000 a	3,885,000

Illinois--5.1%

Channahon, Revenue, Refunding (Morris Hospital) (LOC; U.S. Bank NA)	2.25	5/7/08	3,915,000 a	3,915,000
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	2.48	5/7/08	5,090,000 a,c	5,090,000
DuQuoin, Industrial Improvement Revenue, Refunding (Marshall				

Browning Hospital Project) (LOC; Comerica Bank)	2.48	5/7/08	10,250,000 a	10,250,000
Elgin,				
GO Notes (Corporate Purpose)	4.00	12/15/08	2,590,000 d	2,622,116
Illinois,				
GO Certificates	3.00	5/23/08	50,000,000	50,027,310
Illinois Development Finance Authority, Revenue (Lyric Opera of Chicago Project) (LOC: Bank One N.A., Harris N.A. and Northern Trust Co.)	1.55	5/7/08	30,300,000 a	30,300,000
Illinois Educational Facilities Authority, Revenue, CP (Pooled Finance Program)	1.85	5/20/08	31,000,000	31,000,000
Illinois Finance Authority, Revenue (Riverside Health System) (LOC; JPMorgan Chase Bank)	2.55	5/7/08	5,620,000 a	5,620,000
Illinois Finance Authority, Revenue (The Clare at Water Tower Project) (LOC; ABN-AMRO)	2.50	5/7/08	13,200,000 a	13,200,000
Illinois Finance Authority, Revenue (The University of Chicago) (Liquidity Facility; Bank of America)	2.05	5/7/08	24,720,000 a	24,720,000
Illinois Finance Authority, Revenue, Refunding (Bradley University) (LOC; Northern Trust Company)	2.00	4/1/09	7,345,000	7,345,000
Illinois Finance Authority, Revenue, Refunding (Fairview Obligated Group) (LOC; ABN-AMRO)	2.50	5/7/08	21,795,000 a	21,795,000
Illiniois Health Facilities Authority, Revenue (Revolving Fund Pooled Financing Program) (Insured; FSA and Liquidity Facility; Barclays Bank PLC)	2.70	5/7/08	9,400,000 a	9,400,000
Illinois Housing Development Authority, Homeowner Mortgage Revenue	3.45	10/1/08	2,240,000	2,240,000
Illinois Toll Highway Authority, Toll Highway Senior Revenue, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.05	5/7/08	23,000,000 a	23,000,000
Illinois Toll Highway Authority, Toll Highway Senior Revenue, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.35	5/7/08	23,000,000 a	23,000,000

Indiana--2.8%

Indiana Educational Facilities

Authority, Revenue (Martin University Project) (LOC; Key Bank)	2.48	5/7/08	2,945,000 a	2,945,000
Indiana Health and Educational Facility Financing Authority, Revenue (Ascension Health Senior Credit Group) (Liquidity Facility; Citigroup Inc.)	2.43	5/7/08	80,060,000 a,c	80,060,000
Indiana Health Facility Financing Authority, Revenue (Ascension Health Credit Group)	1.75	4/1/09	10,000,000	10,000,000
Indianapolis Local Public Improvement Bond Bank, Limited Recourse Notes (City of Indianapolis County Option Income TRAN)	4.25	10/2/08	5,500,000	5,562,380
Indianapolis Local Public Improvement Bond Bank, Limited Recourse Notes (City of Indianapolis County Option Income TRAN)	4.00	1/12/09	6,250,000	6,285,949
Indianapolis Local Public Improvement Bond Bank, Notes	2.90	7/1/08	20,000,000	20,000,000
Indianapolis Local Public Improvement Bond Bank, Notes	2.95	1/8/09	18,000,000	18,000,000
Pike Township Multi-School Building Corporation, First Mortgage Revenue (Insured; AMBAC)	4.50	7/15/08	3,250,000	3,255,373

Kansas--.6%

Olathe, Temporary Notes	4.00	6/1/08	28,615,000	28,628,263

Kentucky--1.5%

Fort Mitchell, Kentucky League of Cities Funding Trust, LR (Trust Lease Program) (LOC; U.S. Bank NA)	2.47	5/7/08	7,800,000 a	7,800,000
Jefferson County, Retirement Home Revenue (Nazareth Literary and Benevolent Institution Project) (LOC; Fifth Third Bank)	2.49	5/7/08	9,500,000 a	9,500,000
Kentucky Asset/Liability Commission, General Fund Revenue, CP (Liquidity Facility; Dexia Credit Locale)	0.80	6/2/08	25,000,000	25,000,000
Kentucky Property and Buildings Commission, Revenue, Refunding (Project Number 84) (Liquidity Facility; Dexia Credit Locale				

and LOC; Dexia Credit Locale)	2.46	5/7/08	16,530,000 a,c	16,530,000
Madisonville,				
HR (Trover Clinic Foundation,				
Inc.) (Insured; Assured				
Guaranty and Liquidity				
Facility; JPMorgan Chase Bank)	2.48	5/7/08	19,250,000 a	19,250,000
Richmond,				
Lease Program Revenue				
(Kentucky League of Cities				
Funding Trust) (LOC; U.S. Bank				
NA)	2.47	5/7/08	2,000,000 a	2,000,000
Louisiana--2.3%				
Louisiana Local Government				
Environmental Facilities and				
Community Development				
Authority, Healthcare				
Facilities Revenue, Refunding				
(Saint James Place of Baton				
Rouge Project) (LOC; ABN-AMRO)	2.68	5/7/08	11,520,000 a	11,520,000
Louisiana Local Government				
Environmental Facilities and				
Community Development				
Authority, Revenue				
(Northwestern State University				
Student Housing Project) (LOC;				
Regions Bank)	2.51	5/7/08	10,480,000 a	10,480,000
Louisiana Municipal Natural Gas				
Purchasing and Distribution				
Authority, Revenue (Putters				
Program) (Gas Project Number				
1) (Liquidity Facility;				
JPMorgan Chase Bank and LOC;				
JPMorgan Chase Bank)	2.51	5/7/08	27,029,000 a,c	27,029,000
Louisiana Public Facilities				
Authority, HR (Touro Infirmary				
Project) (Liquidity Facility;				
Merrill Lynch)	3.39	5/7/08	34,045,000 a,c	34,045,000
Louisiana Public Facilities				
Authority, Revenue (Tiger				
Athletic Foundation Project)				
(LOC; Regions Bank)	2.43	5/7/08	25,000,000 a	25,000,000
Plaquemines Port Harbor and				
Terminal District, Port				
Facility Revenue (Chevron Pipe				
Line Company Project)	3.85	9/1/08	4,895,000	4,894,468
Saint Tammany Parish Development				
District, Revenue (Rooms To Go				
Saint Tammany LLC Project)				
(LOC; SunTrust Bank)	2.70	5/7/08	5,000,000 a	5,000,000
Maryland--.7%				
Baltimore County Revenue				
Authority, Golf System Revenue				

(LOC; M&T Bank)	2.46	5/7/08	4,100,000 a	4,100,000
Frederick County,				
Revenue, Refunding				
(Manekin-Frederick Associates				
Facility) (LOC; M&T Bank)	2.55	5/7/08	2,550,000 a	2,550,000
Maryland Economic Development				
Corporation, Revenue (Easter				
Seals Facility) (LOC; M&T Bank)	2.48	5/7/08	6,900,000 a	6,900,000
Maryland Economic Development				
Corporation, Revenue (Legal				
Aid Bureau Inc. Facility)				
(LOC; M&T Bank)	2.50	5/7/08	2,230,000 a	2,230,000
Montgomery County,				
CP (Liquidity Facility; Fortis				
Bank)	1.35	6/2/08	22,500,000	22,500,000
Massachusetts--3.4%				
Massachusetts,				
CP (Liquidity Facility; Bank				
of Nova Scotia)	1.35	5/12/08	40,000,000	40,000,000
Massachusetts,				
GO Notes, Refunding (Insured;				
FSA)	5.25	1/1/09	2,500,000	2,567,241
Massachusetts Bay Transportation				
Authority, Sales Tax Revenue,				
CP (Liquidity Facility; Fortis				
Bank)	1.80	6/23/08	10,750,000	10,750,000
Massachusetts Development Finance				
Agency, Revenue (Clark				
University Issue) (LOC; TD				
Banknorth N.A.)	2.55	5/7/08	5,000,000 a	5,000,000
Massachusetts Development Finance				
Agency, Revenue (Lesley				
University Issue) (LOC; Bank				
of America)	2.53	5/7/08	7,200,000 a	7,200,000
Massachusetts Development Finance				
Agency, Revenue (Northfield				
Mount Hermon School Issue)				
(LOC; JPMorgan Chase Bank)	2.53	5/7/08	30,000,000 a	30,000,000
Massachusetts Development Finance				
Agency, Revenue (Suffolk				
University Issue) (Insured;				
Assured Guaranty and Liquidity				
Facility; JPMorgan Chase Bank)	2.70	5/7/08	11,000,000 a	11,000,000
Massachusetts Development Finance				
Agency, Revenue, Refunding				
(Wentworth Institute of				
Technology Issue) (LOC;				
JPMorgan Chase Bank)	2.53	5/7/08	20,000,000 a	20,000,000
Massachusetts Development Finance				
Agency, Revenue, Refunding				
(Wentworth Institute of				
Technology Issue) (LOC;				
JPMorgan Chase Bank)	2.53	5/7/08	14,635,000 a	14,635,000

Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Obligated Group Issue) (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	2.43	5/7/08	15,000,000 a	15,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	2.25	5/7/08	8,500,000 a	8,500,000
Massachusetts Health and Educational Facilities Authority, Revenue, CP (Partners Healthcare)	1.55	11/3/08	9,000,000	9,000,000
Massachusetts School Building Authority, Dedicated Sales Tax Bonds (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.51	5/7/08	3,180,000 a,c	3,180,000
Michigan--4.6%				
Detroit, Water Supply System Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.52	5/7/08	12,760,000 a,c	12,760,000
Eastern Michigan University Board of Regents, General Revenue, Refunding (LOC; Dexia Credit Locale)	2.45	5/7/08	13,000,000 a	13,000,000
Greater Detroit Resource Recovery Authority, RRR (Insured; AMBAC)	6.25	12/13/08	7,755,000	7,919,296
Marquette County Economic Development Corporation, LOR (Bell Memorial Hospital Project) (LOC; Charter One Bank)	2.48	5/7/08	32,285,000 a	32,285,000
Michigan, GO Notes	4.00	9/30/08	20,000,000	20,086,720
Michigan Building Authority, Multi-Modal Revenue (Facilities Program) (LOC; JPMorgan Chase Bank)	2.50	5/7/08	35,500,000 a	35,500,000
Michigan Higher Education Facilities Authority, Revenue, Refunding (Walsh College Project) (LOC; Commerce Bank)	2.45	5/7/08	9,535,000 a	9,535,000
Michigan Hospital Finance Authority, Revenue (Ascension Health Senior Credit Group)	2.25	5/7/08	11,000,000 a	11,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC;				

Fifth Third Bank)	2.60	5/7/08	10,000,000 a	10,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.60	5/7/08	15,000,000 a	15,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.60	5/7/08	5,200,000 a	5,200,000
Michigan Hospital Finance Authority, Revenue, Refunding (McLaren Health Care) (Liquidity Facility; Citibank NA and LOC; Citibank NA)	2.51	5/7/08	10,000,000 a,c	10,000,000
Michigan Municipal Bond Authority, Revenue Notes	4.50	8/20/08	15,000,000	15,035,938
Michigan Municipal Bond Authority, Revenue Notes (LOC; Bank of Nova Scotia)	4.50	8/20/08	10,000,000	10,023,959
Michigan Strategic Fund, LOR (Legal Aid and Defender Association, Inc. Project) (LOC; JPMorgan Chase Bank)	2.51	5/7/08	12,640,000 a	12,640,000
Michigan Strategic Fund, LOR, Refunding (Consumers Energy Company Project) (LOC; Wells Fargo Bank)	2.56	5/7/08	5,700,000 a	5,700,000
University of Michigan, CP	1.90	5/8/08	2,760,000	2,760,000
Waterford Township Economic Development Corporation, LOR, Refunding (Canterbury Health Care Inc. Project) (LOC; KBC Bank)	2.48	5/7/08	10,585,000 a	10,585,000
Minnesota--1.8%				
Minneapolis and Saint Paul Housing and Redevelopment Authority, Revenue (Children's Hospitals and Clinics) (Insured; FSA and Liquidity Facility; U.S. Bank NA)	2.63	5/1/08	3,000,000 a	3,000,000
Rochester, Health Care Facilities Revenue, CP (Mayo Foundation)	1.45	6/12/08	10,000,000	10,000,000
Saint Cloud, Health Care Revenue (CentraCare Health System Project) (Insured; Assured Guaranty and Liquidity Facility; Bank of Nova Scotia)	2.50	5/7/08	5,300,000 a	5,300,000
Saint Cloud, Health Care Revenue (CentraCare Health System				

Project) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	2.50	5/7/08	7,700,000 [a]	7,700,000
Saint Cloud, Health Care Revenue (CentraCare Health System Project) (Insured; Assured Guaranty and Liquidity Facility; Royal Bank of Canada)	2.43	5/7/08	5,000,000 [a]	5,000,000
University of Minnesota, CP	2.50	5/20/08	20,000,000	20,000,000
University of Minnesota, CP	2.55	5/20/08	25,000,000	25,000,000
University of Minnesota, CP	1.40	6/4/08	7,000,000	7,000,000
University of Minnesota, CP	1.30	7/8/08	10,000,000	10,000,000
Mississippi--1.6%				
Mississippi Business Finance Corporation, Gulf Opportunity Zone IDR (Chevron U.S.A Inc. Project)	2.55	5/7/08	5,000,000 [a]	5,000,000
Mississippi Business Finance Corporation, Gulf Opportunity Zone IDR (Chevron U.S.A. Inc. Project)	2.69	5/7/08	12,000,000 [a]	12,000,000
Mississippi Business Finance Corporation, Health Care Facilities Revenue (Rush Medical Foundation Project) (LOC; Regions Bank)	2.47	5/7/08	24,100,000 [a]	24,100,000
Mississippi Business Finance Corporation, Revenue (DDR Gulfport Promenade LLC Project) (LOC; Regions Bank)	2.43	5/7/08	7,000,000 [a]	7,000,000
Mississippi Business Finance Corporation, Revenue (Gulf Ship, L.L.C. Project Phase III) (LOC; Regions Bank)	2.43	5/7/08	15,000,000 [a]	15,000,000
Mississippi Business Finance Corporation, Revenue (Renaissance at Colony Park, LLC Project) (LOC; Regions Bank)	2.45	5/7/08	12,890,000 [a]	12,890,000
University of Mississippi Educational Building Corporation, Revenue (Campus Improvements Project) (Insured; MBIA and Liquidity Facility; Amsouth Bank)	3.50	5/7/08	4,760,000 [a]	4,760,000
Missouri--.5%				
Missouri Health and Educational				

Facilities Authority, Revenue (Ascension Health Credit Group)	1.75	3/3/09	15,000,000	15,000,000
Missouri Health and Educational Facilities Authority, School District Advance Funding Program Notes (Mehlville R-IX School District)	4.25	11/3/08	6,955,000	6,980,508
Saint Louis, General Fund Revenue, TRAN	4.50	6/30/08	3,000,000	3,012,049
Nebraska--1.3%				
Nebhelp Inc., Revenue (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank PLC)	4.00	5/7/08	31,780,000 a	31,780,000
Nebhelp Inc., Revenue (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank PLC)	4.00	5/7/08	35,560,000 a	35,560,000
Southern Public Power District, Electric Utility Revenue, BAN	4.00	12/15/08	2,120,000	2,148,694
Nevada--1.1%				
Clark County, Airport System Subordinate Lien Revenue (LOC; Landesbank Baden-Wurttemberg)	2.56	5/7/08	16,100,000 a	16,100,000
Clark County, Airport System Subordinate Lien Revenue (LOC; Landesbank Baden-Wurttemberg)	2.56	5/7/08	6,600,000 a	6,600,000
Clark County School District, GO Notes (Putters Program) (Insured; FSA and Liquidity Facility; PB Capital Finance)	2.51	5/7/08	6,905,000 a,c	6,905,000
Las Vegas Convention and Visitors Authority, Revenue, CP (LOC: Bank of Nova Scotia, Fortis Bank and State Street Corporation)	2.25	5/21/08	10,000,000	10,000,000
Las Vegas Valley Water District, CP (LOC: BNP Paribas and Lloyds TSB Bank PLC)	1.43	8/7/08	12,100,000	12,100,000
Las Vegas Valley Water District, Revenue, Refunding	5.00	6/1/08	2,750,000	2,753,075
New Hampshire--.7%				
New Hampshire Health and Education Facilities Authority, HR (Catholic Medical Center Issue) (LOC; Citizens Bank of Massachusetts)	2.45	5/7/08	9,235,000 a	9,235,000
New Hampshire Health and Education Facilities Authority,				

RAN/Capital Notes (The Riverwoods Company, at Exeter, New Hampshire)	4.50	9/26/08	4,000,000	4,009,326
New Hampshire Health and Education Facilities Authority, Revenue (University System of New Hampshire Issue)	3.00	3/26/09	6,000,000	6,000,000
New Hamshire Business Finance Authority, Revenue (Littleton Regional Hospital Issue) (LOC; TD Banknorth NA)	2.48	5/7/08	18,000,000 a	18,000,000

New Mexico--.6%

Dona Ana County, IDR (Foamex Products, Inc. Project) (LOC; Bank of Nova Scotia)	2.44	5/7/08	6,000,000 a	6,000,000
Farmington, PCR, Refunding (Arizona Public Service Company Four Corners Project) (LOC; Bank of America)	2.65	5/1/08	15,950,000 a	15,950,000
New Mexico Finance Authority, State Transportation Revenue, Refunding (Subordinate Lien) (LOC; UBS Finance Delaware LLC)	2.45	5/7/08	8,000,000 a	8,000,000

New York--.3%

Suffolk County, GO Notes, TAN	3.50	8/14/08	10,000,000	10,019,781
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue (State Contingency Contract Secured) (Liquidity Facility; DEPFA Bank PLC)	2.47	5/7/08	7,495,000 a,c	7,495,000

North Carolina--.3%

North Carolina Capital Facilities Finance Agency, CP (Duke University Project)	2.15	5/7/08	6,000,000	6,000,000
North Carolina Capital Facilities Finance Agency, CP (Duke University Project)	1.90	6/3/08	1,482,000	1,482,000
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (Carol Woods Project) (Liquidity Facility; Branch Banking and Trust Co.)	2.65	5/1/08	4,160,000 a	4,160,000
Piedmont Triad Airport Authority, Airport Revenue (LOC; Branch Banking and Trust Co.)	2.45	5/7/08	5,000,000 a	5,000,000

Ohio--3.0%

Akron Bath Copley Joint Township Hospital District, Health Care Facilities Revenue (Sumner Project) (LOC; KBC Bank)	2.48	5/7/08	5,300,000 a	5,300,000
Clark County, Health Care Facilities Revenue (The Ohio Masonic Home Project) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	2.47	5/7/08	10,175,000 a	10,175,000
Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank)	2.68	5/7/08	22,250,000 a	22,250,000
Franklin County, Health Care Facilities Revenue (Creekside at the Village Project) (LOC; Key Bank)	2.45	5/7/08	7,250,000 a	7,250,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	2.42	5/7/08	54,460,000 a,c	54,460,000
Hamilton County, Hospital Facilities Revenue (Cincinnati Children's Hospital Medical Center Project) (LOC; JPMorgan Chase Bank)	2.50	5/7/08	5,275,000 a	5,275,000
Ohio, Higher Education Capital Facilities Revenue	5.50	12/1/08	1,555,000	1,587,748
Ohio Air Quality Development Authority, PCR, Refunding (FirstEnergy Generation Corporation Project) (LOC; Key Bank)	2.65	5/7/08	35,000,000 a	35,000,000
Ohio Higher Education Facility, Revenue (Ashland University Project) (LOC; Key Bank)	2.58	5/7/08	4,400,000 a	4,400,000
Toledo-Lucas County Port Authority, Cultural Facilities Revenue (The Toledo Museum of Art Project) (LOC; Fifth Third Bank)	2.45	5/7/08	2,490,000 a	2,490,000
University of Cincinnati, General Receipts Revenue (Insured; FGIC)	5.50	6/1/08	1,500,000	1,502,479
Zanesville-Muskingum County Port Authority, EDR, Refunding (Grove City Church of the Nazarene Project) (LOC; National City Bank)	2.70	5/7/08	7,630,000 a	7,630,000

Oklahoma--1.8%

Oklahoma Development Finance Authority, Continuing Care Retirement Community Revenue, Refunding (Inverness Village Project) (LOC; KBC Bank)	2.49	5/7/08	7,000,000 a	7,000,000
Oklahoma Development Finance Authority, Revenue, Refunding (Saint John Health System)	6.00	2/15/09	6,750,000 b	7,069,534
Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; Bank of America)	1.88	10/1/08	14,755,000	14,755,000
Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; State Street Bank and Trust Co.)	1.88	10/1/08	10,920,000	10,920,000
Tulsa County Industrial Authority, Capital Improvements Revenue	5.00	5/15/09	12,360,000	12,732,778
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.45	5/15/08	38,600,000	38,600,000

Oregon--1.3%

Astoria Hospital Facilities Authority, HR (Columbia Memorial Hospital Project) (LOC; U.S. Bank NA)	2.48	5/7/08	18,880,000 a	18,880,000
Oregon, TAN	4.50	6/30/08	30,000,000	30,041,473
Portland, EDR (Broadway Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	6.00	5/7/08	5,100,000 a	5,100,000
Salem Hospital Facility Authority, Revenue (Capital Manor, Inc. Project) (LOC; Bank of America)	2.48	5/7/08	5,670,000 a	5,670,000
Salem Hospital Facility Authority, Revenue, Refunding (Capital Manor, Inc. Project) (LOC; Bank of America)	2.48	5/7/08	8,970,000 a	8,970,000

Pennsylvania--17.1%

Allegheny County Hospital Development Authority, Health Center Revenue (Presbyterian-University Health System, Inc.) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.85	5/7/08	2,800,000 a	2,800,000
Bethlehem Area School District, GO Notes (Insured; FSA and				

Liquidity Facility; Dexia Credit Locale)	2.47	5/7/08	54,985,000 a	54,985,000
Butler County Industrial Development Authority, Revenue (Concordia Lutheran Ministries) (LOC; Bank of America)	2.50	5/7/08	9,890,000 a	9,890,000
Butler County Industrial Development Authority, Revenue (Concordia Lutheran Ministries) (LOC; Bank of America)	2.50	5/7/08	3,640,000 a	3,640,000
Chester County Health and Educational Facilities Authority, Retirement Community Revenue (Kendal-Crosslands Communities Project) (LOC; Wachovia Bank)	2.45	5/7/08	7,370,000 a	7,370,000
Chestnut Ridge School District, GO (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.47	5/7/08	10,870,000 a	10,870,000
Cumberland County Municipal Authority, Revenue (Diakon Lutheran Social Ministries Project) (LOC; Wachovia Bank)	2.35	5/7/08	11,500,000 a	11,500,000
Dauphin County General Authority, Revenue (Education and Health Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	5.50	5/7/08	7,525,000 a	7,525,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	2.65	5/7/08	13,955,000 a	13,955,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	2.65	5/7/08	16,000,000 a	16,000,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	2.65	5/7/08	83,640,000 a	83,640,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Liquidity Facility; Bank of Nova Scotia)	5.50	5/7/08	85,945,000 a	85,945,000

Delaware County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	1.15	7/8/08	21,235,000	21,235,000
East Hempfield Township Industrial Development Authority, IDR (The Mennonite Home Project) (LOC; M&T Bank)	2.48	5/7/08	11,360,000 a	11,360,000
East Hempfield Township Industrial Development Authority, Revenue (The Mennonite Home Project) (LOC; M&T Bank)	2.48	5/7/08	8,630,000 a	8,630,000
Emmaus General Authority (Pennsylvania Variable Rate Loan Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	2.65	5/7/08	15,375,000 a	15,375,000
Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.)	2.53	5/7/08	10,000,000 a	10,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	7,900,000 a	7,900,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	8,000,000 a	8,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	10,400,000 a	10,400,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	7,800,000 a	7,800,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	12,400,000 a	12,400,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	11,800,000 a	11,800,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	13,900,000 a	13,900,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	17,500,000 a	17,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	9,500,000 a	9,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	12,400,000 a	12,400,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	10,000,000 a	10,000,000
Emmaus General Authority, Local Government Revenue (LOC;				

DEPFA Bank PLC)	2.53	5/7/08	9,700,000 [a]	9,700,000
General Authority of South Central Pennsylvania, Revenue (Lutheran Social Services of South Central Pennsylvania Project) (LOC; M&T Bank)	2.48	5/7/08	12,700,000 [a]	12,700,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	2.43	5/7/08	29,885,000 [a]	29,885,000
Lancaster County Hospital Authority, Revenue (Landis Home Retirement Community Project) (LOC; M&T Bank)	2.48	5/7/08	7,970,000 [a]	7,970,000
Moon Industrial Development Authority, First Mortgage Revenue (Providence Point Project) (LOC; Bank of Scotland)	2.30	5/7/08	25,000,000 [a]	25,000,000
Pennsylvania Higher Educational Facilities Authority, Revenue (The Trustees of the University of Pennsylvania)	1.70	3/17/09	7,000,000	7,000,000
Pennsylvania Higher Educational Facilities Authority, Student Housing Revenue (Washington and Jefferson Development Corporation - Washington and Jefferson College Project) (LOC; Unicredito Italiano SPA)	2.45	5/7/08	7,900,000 [a]	7,900,000
Philadelphia, Gas Works Revenue, CP (LOC; JPMorgan Chase Bank)	1.30	5/12/08	25,000,000	25,000,000
Philadelphia, Multi-Modal GO, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.46	5/7/08	82,205,000 [a]	82,205,000
Philadelphia School District, GO, Refunding (LOC; Commerce Bank NA)	2.40	5/7/08	15,000,000 [a]	15,000,000
Philadelphia School District, TRAN (LOC; Bank of America)	4.50	6/27/08	18,000,000	18,024,771
Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport Authority, Airport Revenue (Pittsburgh International Airport)) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	2.42	5/7/08	50,610,000 [a,c]	50,610,000
Souderton Area School District, Revenue (High School Completion Project) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	2.30	5/7/08	5,400,000 [a]	5,400,000

Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.47	5/7/08	17,340,000 a	17,340,000
Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.47	5/7/08	19,995,000 a	19,995,000
Wallingford-Swarthmore School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.45	5/7/08	10,000,000 a	10,000,000
West Cornwall Township Municipal Authority, GO Notes, Refunding (Bethlehem Area School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.47	5/7/08	38,000,000 a	38,000,000
South Carolina--.6%				
South Carolina Jobs-Economic Development Authority, EDR (Bon Secours Health System, Inc.) (Insured; MBIA and Liquidity Facility; Landesbank Baden-Wurttemberg)	3.75	5/7/08	30,200,000 a	30,200,000
Tennessee--5.2%				
Blount County Public Building Authority, Local Government Public Improvement Revenue (City of Alcoa) (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	4.75	5/1/08	21,250,000 a	21,250,000
Claiborne County Industrial Development Board, Revenue (Lincoln Memorial University Project) (LOC; Amsouth Bank)	2.43	5/7/08	9,000,000 a	9,000,000
Clarksville Public Building Authority, Financing Revenue (City of Murfreesboro Loan) (LOC; SunTrust Bank)	2.44	5/7/08	5,000,000 a	5,000,000
Knoxville, Wastewater Systems Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	2.58	5/7/08	8,040,000 a,c	8,040,000
Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, Revenue (The Vanderbilt University) (Liquidity Facility: Bayerische Landesbank and Landesbank				

Hessen-Thruingen Girozentrale)	2.40	5/7/08	19,790,000 a	19,790,000
Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	2.51	5/7/08	13,085,000 a,c	13,085,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; KBC Bank)	4.00	5/7/08	6,635,000 a	6,635,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	8.25	5/7/08	7,015,000 a	7,015,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	8.25	5/7/08	10,000,000 a	10,000,000
Shelby County, GO, Refunding (Liquidity Facility; Dexia Credit Locale)	2.43	5/7/08	31,450,000 a	31,450,000
Shelby County Health Educational and Housing Facility Board, Revenue (Trezevant Manor Project) (LOC; ABN-AMRO)	2.43	5/7/08	7,000,000 a	7,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	2.51	5/7/08	22,500,000 a,c	22,500,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	2.51	5/7/08	83,455,000 a,c	83,455,000
Tennessee, CP (Liquidity Facility; Tennessee Consolidated Retirement System)	1.00	8/1/08	26,000,000	26,000,000

Texas--14.9%

ABN AMRO Munitops Certificates Trust (Comal Independent School District) (Liquidity Facility; Bank of America and LOC; Texas Permanent School Fund Guarantee Program)	2.44	5/7/08	13,450,000 a,c	13,450,000
Dallas, CP (Liquidity Facility; Bank of America)	1.40	6/26/08	8,695,000	8,695,000
Dallas, Waterworks and Sewer Revenue,				

CP (Liquidity Facility; Bank of America)	2.00	6/24/08	25,000,000	25,000,000
Dallas, Waterworks and Sewer System Revenue, CP (Liquidity Facility; Bank of America)	3.05	6/11/08	45,161,000	45,161,000
El Paso Independent School District, Unlimited Tax School Building Bonds (Liquidity Facility; DEPFA Bank PLC and LOC; Permanent School Fund Guarantee Program)	3.00	5/7/08	15,000,000 a	15,000,000
Harris County, CP (Liquidity Facility; Bank of Nova Scotia)	2.08	5/6/08	39,980,000	39,980,000
Harris County Flood Control District (Liquidity Facility; Citibank NA)	2.43	5/7/08	8,000,000 a,c	8,000,000
Harrison County Health Facilities Development Corporation, HR (Marshall Regional Medical Center Project) (LOC; Amsouth Bank)	2.43	5/7/08	9,500,000 a	9,500,000
Houston Independent School District (Insured; FSA and Liquidity Facility; Citibank NA)	2.48	5/7/08	18,615,000 a,c	18,615,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.40	7/7/08	30,000,000	30,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.40	7/7/08	4,500,000	4,500,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.42	7/9/08	25,000,000	25,000,000
Houston, CP (Liquidity Facility; Dexia Credit Locale)	2.66	6/9/08	3,000,000	3,000,000
Kendall County Health Facilities Development Corporation, Health Care Revenue (Morningside Ministries Project) (LOC; Allied Irish Banks)	2.45	5/7/08	6,530,000 a	6,530,000
Lamar Consolidated Independent School District, Unlimited Tax Schoolhouse Bonds, Refunding (Liquidity Facility; Wachovia Bank and LOC; Texas Permanent School Fund Guarantee)	2.72	5/7/08	9,350,000 a,c	9,350,000
Lower Colorado River Authority, CP (LCRA Transportation Services Corporation)				

(Liquidity Facility; JPMorgan Chase Bank)	2.50	5/2/08	14,100,000	14,100,000
Lower Colorado River Authority, Revenue, CP (LCRA Transportation Services Corporation) (Liquidity Facility; JPMorgan Chase Bank)	1.35	6/11/08	20,000,000	20,000,000
Macon Trust Various States (Dallas Area Rapid Transit, Senior Lien Sales Tax Revenue) (Insured; AMBAC and Liquidity Facility; Bank of America)	2.51	5/7/08	4,305,000 [a,c]	4,305,000
North Texas Tollway Authority, BAN	4.13	11/19/08	171,500,000	171,571,121
San Antonio, Sales Tax Revenue, CP (LOC; Bank of America)	2.60	6/9/08	4,000,000	4,000,000
San Antonio, Water Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank)	2.72	5/7/08	10,000,000 [a,c]	10,000,000
San Antonio, Water System Revenue, CP (Liquidity Facility; Bank of America)	2.00	6/18/08	3,500,000	3,500,000
Spring Independent School District, Unlimited Tax Schoolhouse Bonds (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.72	8/15/08	8,500,000	8,500,000
Texas, TRAN	4.50	8/28/08	17,000,000	17,057,318
Texas A&M University System Board of Regents, Financing System Revenue	3.15	5/15/08	4,235,000	4,235,464
Texas Affordable Housing Corporation, MFHR (American Housing Foundation Portfolio) (Insured; MBIA and Liquidity Facility; Goldman Sachs Group)	2.44	5/7/08	52,315,047 [a,c]	52,315,047
Texas Department of Transportation, State Highway Fund Revenue, CP (LOC: Bank of America and State Street Bank and Trust Co.)	2.00	6/2/08	30,000,000	30,000,000
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.28	5/7/08	45,615,000 [a,c]	45,615,000
Texas Public Finance Authority, Building Revenue, Refunding (Insured; AMBAC)	6.25	2/1/09	5,900,000	6,049,864

Texas Public Finance Authority, CP	0.95	5/6/08	2,000,000	2,000,000
Texas Public Finance Authority, GO Notes, Refunding	5.00	10/1/08	4,810,000	4,853,021
Texas Public Finance Authority, GO Notes, Refunding	5.25	10/1/08	2,500,000	2,537,889
Texas Public Finance Authority, Unemployment Compensation Obligation Assessment Revenue	5.00	6/15/08	5,000,000	5,021,033
Texas Transportation Commission, GO Mobility Fund Bonds (Liquidity Facility; JPMorgan Chase Bank)	2.51	5/7/08	9,200,000 a,c	9,200,000
Texas Transportation Commission, GO Mobility Fund Bonds (Putters Program) (Liquidity Facility; PNC Bank NA)	2.51	5/7/08	2,200,000 a,c	2,200,000
Texas Turnpike Authority, Central Texas Turnpike System, Second Tier BAN	5.00	6/1/08	30,965,000	31,024,777
University of Texas, Permanent University Fund, CP	2.10	6/5/08	25,000,000	25,000,000
University of Texas, Permanent University Fund, CP (LOC; Texas Permanent School Fund Guarantee)	1.50	7/7/08	10,000,000	10,000,000
University of Texas, University Revenue, CP	2.00	6/4/08	25,000,000	25,000,000
Utah--.7%				
Murray City, HR (IHC Health Services Inc.)	2.50	5/7/08	32,000,000 a	32,000,000
Utah Housing Finance Agency, MFHR, Refunding (Candlestick Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	2.50	5/7/08	6,400,000 a	6,400,000
Vermont--.1%				
University of Vermont and State Agricultural College, CP	2.00	9/3/08	5,685,000	5,685,000
Virginia--1.5%				
Alexandria Industrial Development Authority, Headquarters Facilities Revenue (American Academy of Otolaryngology-Head and Neck Surgery Foundation, Inc.) (LOC; Bank of America)	2.43	5/7/08	6,310,000 a	6,310,000
Alexandria Industrial Development Authority, Revenue (Institute for Defense Analyses Project) (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	5.25	5/7/08	13,310,000 a	13,310,000

Chesapeake Bay Bridge and Tunnel District, General Resolution Revenue, Refunding (LOC; Branch Banking and Trust Co.)	2.44	5/7/08	6,250,000 a	6,250,000
Norfolk Redevelopment and Housing Authority, First Mortgage Revenue (Fort Norfolk Retirement Community, Inc. - Harbor's Edge Project) (LOC; HSH Nordbank AG)	2.47	5/7/08	16,300,000 a	16,300,000
Roanoke Industrial Development Authority, HR (Carilion Health System Obligated Group) (Insured; FSA and Liquidity Facility; Wachovia Bank)	2.65	5/1/08	13,000,000 a	13,000,000
Roanoke Industrial Development Authority, HR (Carilion Health System Obligated Group) (Insured; FSA and Liquidity Facility; Wachovia Bank)	2.65	5/1/08	13,000,000 a	13,000,000
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	2.46	5/7/08	7,500,000 a,c	7,500,000
Washington--.9%				
Central Puget Sound Regional Transit Authority, Sales Tax Bonds (Putters Program) (Insured; FSA and Liquidity Facility; PNC Bank NA)	2.51	5/7/08	3,300,000 a,c	3,300,000
Energy Northwest, Electric Revenue (Bonneville Power Administration) (Liquidity Facility; Goldman Sachs Group)	2.44	5/7/08	18,195,000 a,c	18,195,000
Washington, Motor Vehicle Fuel Tax GO Notes	4.00	7/1/08	7,720,000	7,726,093
Washington Health Care Facilities Authority, Revenue (Seattle Cancer Care Alliance House) (LOC; Key Bank NA)	2.48	5/7/08	7,000,000 a	7,000,000
Washington Health Care Facilities Authority, Revenue (Seattle Cancer Care Alliance House) (LOC; Key Bank)	2.48	5/7/08	3,945,000 a	3,945,000
Washington Higher Education Facilities Authority, Revenue, Refunding (Saint Martins University Project) (LOC; Key Bank)	2.53	5/7/08	8,890,000 a	8,890,000
Wisconsin--.9%				

Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility: Lloyds TSB Bank PLC and Merrill Lynch)	2.42	5/7/08	8,775,000 a,c	8,775,000
Wisconsin, Transportation Revenue, CP (Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	1.85	7/2/08	26,675,000	26,675,000
Wisconsin Public Power Inc., Power Supply System Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; JP Morgan Chase Bank NA)	3.43	5/7/08	10,305,000 a,c	10,305,000

U.S. Related--.8%

Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	38,000,000	38,077,830
Puerto Rico Municipal Financing Agency, GO Notes (Insured; FSA and Liquidity Facility; Merrill Lynch Capital Services)	2.44	5/7/08	4,850,000 a,c	4,850,000

Total Investments (cost $5,204,011,069)	**100.6%**		**5,204,012,397**
Liabilities, Less Cash and Receivables	**(.6%)**		**(29,711,437)**
Net Assets	**100.0%**		**5,174,300,960**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $880,399,047 or 17.0% of net assets.

d   Purchased on a delayed delivery basis.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation

AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of April 30, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	5,204,012,397	0
Level 3 - Significant Unobservable Inputs	0	0
Total	5,204,012,397	0

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.

STATEMENT OF INVESTMENTS

Dreyfus California AMT-Free Municipal Cash Management

April 30, 2008 (Unaudited)

Short-Term Investments--100.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--92.7%				
Alameda County,				
COP (Alameda County Medical				
Center Project) (Insured; MBIA)	5.25	6/1/08	100,000	100,127
Alameda-Contra Costa Schools				
Financing Authority, COP				
(Capital Improvement Financing				
Projects) (LOC; Bank of Nova				
Scotia)	2.18	5/7/08	100,000 a	100,000
Alameda-Contra Costa Schools				
Financing Authority, COP				
(Capital Improvement Financing				
Projects) (LOC; KBC Bank)	2.18	5/7/08	275,000 a	275,000
California,				
Economic Recovery Bonds	3.00	7/1/08	100,000	100,107
California,				
Economic Recovery Bonds	5.00	7/1/08	700,000	703,344
California,				
Economic Recovery Bonds	5.00	1/1/09	1,235,000	1,257,810
California,				
Economic Recovery Bonds				
(Liquidity Facility; JPMorgan				
Chase Bank)	2.20	5/1/08	5,800,000 a	5,800,000
California,				
GO Notes	4.75	5/1/08	250,000	250,000
California,				
GO Notes	5.00	6/1/08	100,000	100,158
California,				
GO Notes	4.25	9/1/08	100,000	100,611
California,				
GO Notes	4.00	10/1/08	650,000	656,475
California,				
GO Notes	6.00	10/1/08	100,000	101,763
California,				
GO Notes (Insured; MBIA)	4.75	6/1/08	455,000	455,929
California,				
GO Notes				
(Kindergarten-University)				
(LOC: California State				
Teachers Retirement System and				
Citibank NA)	2.20	5/1/08	2,800,000 a	2,800,000
California,				
GO Notes				
(Kindergarten-University)				
(LOC: Citibank NA, National				
Australia Bank and State				
Street Bank and Trust Co.)	2.19	5/1/08	4,900,000 a	4,900,000
California,				

GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.)	2.25	5/1/08	9,275,000 a	9,275,000
California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.)	2.40	5/1/08	3,740,000 a	3,740,000
California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.)	2.27	5/7/08	11,650,000 a	11,650,000
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	2.27	5/7/08	1,000,000 a	1,000,000
California, GO Notes (Various Purpose)	5.00	6/1/08	100,000	100,183
California, GO Notes (Various Purpose)	4.75	9/1/08	100,000	100,576
California, GO Notes (Various Purpose)	6.25	9/1/08	100,000	101,070
California, GO Notes (Various Purpose)	6.40	9/1/08	500,000	508,176
California, GO Notes (Various Purpose)	6.50	10/1/08	165,000	167,368
California, GO Notes (Various Purpose)	6.50	11/1/08	300,000	304,558
California, GO Notes (Various Purpose)	2.80	2/1/09	100,000	100,000
California, GO Notes (Various Purpose) (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Goldman Sachs Group Inc.)	2.41	5/7/08	1,990,000 a,b	1,990,000
California, GO Notes (Veterans)	8.50	10/1/08	100,000	102,060
California, GO Notes (Veterans)	9.20	10/1/08	1,000,000	1,022,441
California, GO Notes, Refunding	6.00	2/1/09	100,000	102,741
California, RAN	4.00	6/30/08	17,450,000	17,490,654
California Department of Water Resources, Power Supply Revenue (Insured; MBIA)	5.00	5/1/08	125,000	125,000
California Department of Water Resources, Power Supply Revenue (LOC; Bank of America)	2.35	5/1/08	8,800,000 a	8,800,000

California Department of Water Resources, Power Supply Revenue (LOC; BNP Paribas)	2.55	5/1/08	9,300,000 a	9,300,000
California Department of Water Resources, Power Supply Revenue (LOC: California State Teachers Retirement System and JPMorgan Chase Bank)	2.23	5/7/08	1,400,000 a	1,400,000
California Department of Water Resources, Power Supply Revenue (LOC; Landesbank Hessen-Thuringen Girozentrale)	2.35	5/1/08	12,400,000 a	12,400,000
California Department of Water Resources, Power Supply Revenue (LOC; State Street Bank and Trust Co.)	2.19	5/1/08	3,300,000 a	3,300,000
California Department of Water Resources, Water Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	1.30	5/8/08	6,100,000	6,100,000
California Department of Water Resources, Water Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	1.30	5/8/08	9,500,000	9,500,000
California Educational Facilities Authority, Revenue (University of Judaism) (LOC; Allied Irish Banks)	2.43	5/7/08	3,100,000 a	3,100,000
California Health Facilities Financing Authority, Insured Revenue (Southern California Presbyterian Homes) (Insured; MBIA and Liquidity Facility; Bank of America)	3.50	5/7/08	13,635,000 a	13,635,000
California Health Facilities Financing Authority, Revenue (Kaiser Permanente)	2.41	5/7/08	450,000 a	450,000
California Housing Finance Agency, MFHR (Liquidity Facility; FNMA)	2.58	5/7/08	12,640,000 a	12,640,000
California Infrastructure and Economic Development Bank, Revenue (Saint Margaret's Episcopal School) (LOC; Allied Irish Banks)	2.35	5/7/08	3,400,000 a	3,400,000
California Infrastructure and Economic Development Bank, Revenue (Southern California Public Radio Project) (LOC; Allied Irish Banks)	2.45	5/1/08	4,000,000 a	4,000,000
California Infrastructure and Economic Development Bank, Revenue (Southern California				

Public Radio Project) (LOC; Allied Irish Banks)	2.45	5/1/08	7,000,000 a	7,000,000
California Pollution Control Financing Authority, PCR (Southdown, Inc. Project) (LOC; Wachovia Bank)	1.90	5/30/08	400,000 a	400,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	2.35	5/1/08	13,500,000 a	13,500,000
California Pollution Control Financing Authority, PCR, Refunding (U.S. Borax Inc. Project) (LOC; Wachovia Bank)	2.28	5/7/08	1,275,000 a	1,275,000
California State Public Works Board, LR (UCLA Replacement Hospitals) (Insured; FSA)	4.75	10/1/08	200,000	201,386
California State University Trustees, Systemwide Revenue (Insured; MBIA and Liquidity Facility; Morgan Stanley Bank)	2.53	5/7/08	1,000,000 a,b	1,000,000
California Statewide Communities Development Authority, Revenue (Goodwill of Santa Cruz) (LOC; Wells Fargo Bank)	2.22	5/7/08	500,000 a	500,000
California Statewide Communities Development Authority, Revenue (House Ear Institute Project) (LOC; City National Bank)	2.53	5/7/08	100,000 a	100,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	2.41	5/7/08	3,220,000 a	3,220,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	2.75	5/7/08	3,000,000 a	3,000,000
California Statewide Communities Development Authority, Revenue, Refunding (University Retirement Community at Davis Project) (LOC; Bank of America)	2.35	5/1/08	6,490,000 a	6,490,000
Central Union High School District, GO Notes, Refunding (Insured; FGIC)	3.50	8/1/08	105,000	105,108
Cerritos Community College District, GO Notes	5.00	8/1/08	140,000	140,550
Contra Costa Water District, Water Revenue, Refunding (Insured; FSA)	5.00	10/1/08	150,000	151,699
Covina Redevelopment Agency, MFHR, Refunding (Shadowhills Apartments Project) (LOC; FNMA)	2.24	5/7/08	100,000 a	100,000
Dos Palos-Oro Loma Joint Unified School District, TRAN	4.00	12/26/08	1,700,000	1,710,230

Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue, Refunding (Insured; MBIA)	5.50	1/15/09	500,000	508,409
Fullerton School District, GO Notes (Insured; FSA)	4.50	8/1/08	150,000	150,786
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	2.20	5/7/08	4,000,000 a,b	4,000,000
Hawthorne School District, GO Notes, BAN	6.25	9/1/08	2,800,000	2,826,104
Hemet Unified School District, COP (School Facilities Project) (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	4.75	5/7/08	5,000,000 a	5,000,000
Irvine Assessment District Number 04-20, Limited Obligation Improvement Bonds (LOC; KBC Bank)	2.20	5/1/08	1,765,000 a	1,765,000
Irvine Assessment District Number 87-8, Limited Obligation Improvement Bonds (LOC; KBC Bank)	2.20	5/1/08	511,000 a	511,000
Irvine Assessment District Number 89-10, Limited Obligation Improvement Bonds (LOC; Bayerische Hypo-und Vereinsbank AG)	2.21	5/1/08	1,125,000 a	1,125,000
Irvine Assessment District Number 97-17, Limited Obligation Improvement Bonds (LOC; State Street Bank and Trust Co.)	2.19	5/1/08	1,635,000 a	1,635,000
Irvine Ranch Water District, GO of Improvement District Numbers 105, 140, 240 and 250 (LOC; Bank of America)	2.19	5/1/08	2,225,000 a	2,225,000
Livermore Valley Joint Unified School District, GO Notes (Insured; FGIC)	7.50	8/1/08	250,000	252,753
Livermore Valley Joint Unified School District, GO Notes (Insured; MBIA)	4.63	8/1/08	100,000	100,402
Los Angeles, GO Notes, TRAN	4.50	6/30/08	3,410,000	3,416,628
Los Angeles, Wastewater System Revenue, Refunding (Insured; FSA)	5.00	6/1/08	200,000	200,500
Los Angeles County, GO Notes, TRAN	4.50	6/30/08	300,000	300,571
Los Angeles County,				

Pension Obligation Certificates (Insured; MBIA)	6.90	6/30/08	875,000	880,028
Los Angeles County Housing Authority, MFHR, Refunding (Meadowridge Apartments Project) (LOC; FNMA)	2.35	5/7/08	900,000 a	900,000
Los Angeles Department of Water and Power, Water System Revenue (Liquidity Facility; Banco Bilboa Vizcaya)	2.19	5/1/08	6,100,000 a	6,100,000
Los Angeles Municipal Improvement Corporation, LR, CP (LOC; Bank of America)	1.05	8/11/08	3,800,000	3,800,000
Los Angeles Municipal Improvement Corporation, Sanitation Equipment Charge Revenue (Insured; FSA)	4.10	2/1/09	100,000	101,409
Los Angeles Unified School District, GO Notes (Insured; FSA)	5.00	7/1/08	200,000	200,875
Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.45	5/7/08	3,000,000 a,b	3,000,000
Maywood, COP (Infrastructure Financing Project) (LOC; Allied Irish Banks)	2.40	5/7/08	2,630,000 a	2,630,000
Modesto Irrigation District Financing Authority, Revenue (Domestic Water Project) (Liquidity Facility; DEPFA Bank PLC)	2.53	5/7/08	3,950,000 a,b	3,950,000
North Sacramento School District, GO Notes (Insured; FSA)	7.00	8/1/08	215,000	217,528
Orange County, Apartment Development Revenue, Refunding (Villa Aliento Issue) (LOC; FNMA)	2.30	5/7/08	1,140,000 a	1,140,000
Orange County, Apartment Development Revenue, Refunding (Villa La Paz Issue) (LOC; FNMA)	2.30	5/7/08	2,910,000 a	2,910,000
Orange County Sanitation District, COP (Liquidity Facility; DEPFA Bank PLC)	2.25	5/1/08	4,750,000 a	4,750,000
Orange County Sanitation District, COP (Liquidity Facility; Dexia Credit Locale)	2.20	5/1/08	1,030,000 a	1,030,000
Orange County Sanitation District, COP, Refunding (Liquidity Facility; Dexia Credit Locale)	2.20	5/1/08	2,500,000 a	2,500,000
Pittsburg Redevelopment Agency,				

Subordinate Tax Allocation Revenue (Los Medanos Community Development Project) (Insured; AMBAC and Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	5.00	5/1/08	7,000,000 a	7,000,000
Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments Project)) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.06	5/7/08	3,800,000 a,b	3,800,000
Puttable Floating Option Tax Exempt Receipts (Japanese Museum) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.03	5/7/08	4,700,000 a,b	4,700,000
Sacramento Municipal Utility District, Electric Revenue (Insured; MBIA)	4.00	8/15/08	100,000	100,140
San Bernardino County, COP (Justice Center/Airport Improvements Refunding Project) (Insured; MBIA)	3.25	7/1/08	100,000	100,027
San Francisco City and County Redevelopment Financing Authority, Tax Allocation Revenue, Refunding (San Francisco Redevelopment Projects) (Insured; MBIA)	5.00	8/1/08	1,000,000	1,003,925
Santa Fe Springs Community Development Commission, Tax Allocation Revenue (Consolidated Redevelopment Project) (Insured; MBIA)	3.50	9/1/08	285,000	285,389
Santa Rosa High School District, GO Notes, Refunding (Insured; FSA)	4.75	5/1/08	175,000	175,000
Southern California Public Power Authority, Transmission Power Revenue, Refunding (Southern Transmission Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.45	5/7/08	435,000 a	435,000
Stockton, Health Facility Revenue (Dameron Hospital Association) (LOC; Citibank NA)	2.45	5/1/08	1,720,000 a	1,720,000
Susanville Public Financing Authority, Revenue (Insured;				

MBIA)	4.60	6/1/08	140,000	140,163
Sweetwater Union High School District, GO Notes (Insured; FSA)	2.50	8/1/08	200,000	200,000
Tustin Community Redevelopment Agency, Revenue (Liquidity Facility; Citigroup and LOC; Citigroup)	2.50	5/7/08	2,400,000 a,b	2,400,000
Tustin Public Financing Authority, Revenue (Tustin Ranch) (Insured; FSA)	5.00	9/2/08	115,000	115,568
University of California Regents, General Revenue	3.00	5/15/08	585,000	585,223
University of California Regents, Limited Project Revenue (Liquidity Facility; Wells Fargo Bank and LOC; Wells Fargo Bank)	2.53	5/7/08	6,000,000 a,b	6,000,000
Vacaville Industrial Development Authority, Industrial Revenue, Refunding (Leggett & Platt Inc.) (LOC; Wachovia Bank)	2.75	5/7/08	1,600,000 a	1,600,000
Ventura County, GO Notes, TRAN	4.50	7/1/08	360,000	360,819
WateReuse Finance Authority, Revenue (WateReuse Variable Rate Finance Program) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	2.55	5/7/08	1,375,000 a	1,375,000
Yuba Community College District, GO Notes, TRAN	4.00	10/2/08	2,220,000	2,225,145
U.S. Related--7.5%				
BB&T Municipal Trust (Puerto Rico Infrastructure Financing Authority, Special Tax Revenue) (Liquidity Facility; Branch Banking and Trust Co.)	2.46	5/7/08	4,485,000 a,b	4,485,000
Guam, Limited Obligation Infrastructure Improvement Revenue (Insured; AMBAC)	5.50	11/1/08	200,000	202,027
Puerto Rico Commonwealth, Public Improvement, GO Notes (Insured; MBIA)	5.50	7/1/08	395,000	396,376
Puerto Rico Commonwealth, Public Improvement, GO Notes (Insured; MBIA)	5.50	7/1/08	50,000	50,171
Puerto Rico Commonwealth, Public Improvement, GO Notes (Insured; MBIA)	6.25	7/1/08	150,000	150,654
Puerto Rico Commonwealth, Public Improvement, GO Notes,				

Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.20	5/1/08	10,600,000 a	10,600,000
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	4,200,000	4,208,602
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; FGIC)	5.00	7/1/08	100,000	100,236
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; XLCA)	5.00	7/1/08	400,000	401,047
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue, Refunding (Insured; AMBAC)	5.50	7/1/08	2,000,000	2,006,966
Puerto Rico Public Buildings Authority, Public Education and Health Facilities Revenue, Refunding (Insured; MBIA)	5.60	7/1/08	500,000	501,642
University of Puerto Rico, University System Revenue, Refunding (Insured; MBIA)	6.25	6/1/08	100,000	100,284

Total Investments (cost $308,151,521)	**100.2%**	**308,151,521**
Liabilities, Less Cash and Receivables	**(.2%)**	**(626,784)**
Net Assets	**100.0%**	**307,524,737**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $35,325,000 or 11.5% of net assets.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement

CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of April 30, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	308,151,521	0
Level 3 - Significant Unobservable Inputs	0	0
Total	308,151,521	0

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.